SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hansen Medical, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

411307101

(CUSIP Number)

January 19, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101	13G/A	Page 2 of 6

1	Name of reporting person Jack W. Schuler I.R.S. identification number (entity only)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
5	Sole voting power 4,057,545
6	Shared voting power 129,312
7	Sole dispositive power 4,057,545
8	Shared dispositive power 129,312
9	Aggregate amount beneficially owned by each reporting person 4,186,857
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.0%
12	Type of reporting person IN

CUSIP No. 411307101	13G/A	Page 3 of 6

1	Name of reporting person Schuler Family Foundation I.R.S. identification number (entity only) EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:
5	Sole voting power 129,312
6	Shared voting power 0
7	Sole dispositive power 129,312
8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 129,312
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.2%
12	Type of reporting person CO

CUSIP No. 411307101	13G/A	Page 4 of 6

This Amendment No. 1 to Schedule 13G is filed to amend certain items of the Schedule 13G that Jack W. Schuler filed on November 15, 2011 to read as follows:

Item 2(a).	Name of Persons Filing:

Jack W. Schuler

Schuler Family Foundation

Item 2(b).	Address of Principal Business Office or, if None, Residence

for both Jack W. Schuler and the Schuler Family Foundation:

28161 North Keith Drive

Lake Forest, Illinois 60045

Item 2(c).	Citizenship

for Jack W. Schuler:

United States

for the Schuler Family Foundation:

Illinois (state of organization)

Item 4.	Ownership

(a) Amount Beneficially Owned

The 4,186,857 shares of common stock for which this Schedule is filed consist of (i) 4,057,545 shares owned by Jack W. Schuler and (ii) 129,312 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors.

Mr. Schuler disclaims any beneficial interest in the shares owned by the Schuler Family Foundation.

(b) Percent of Class

7.2%

This percentage was calculated on the basis of a total of 59,936,680 shares outstanding, consisting of (i) 55,151,990 shares outstanding as of October 28, 2011 as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed on November 7, 2011 plus (ii) 4,784,690 new shares issued on or about November 9, 2011, as reported by the issuer on its current report on Form 8-K filed on November 7, 2011.

CUSIP No. 411307101	13G/A	Page 5 of 6

(c) Number of Shares as to Which Such Person Has:

for Mr. Schuler:

(i)	Sole power to vote or to direct the vote:	4,057,545
(ii)	Shared power to vote or direct the vote:	129,312	*
(iii)	Sole power to dispose or to direct the disposition of:	4,057,545
(iv)	Shared power to dispose of to direct the disposition of:	129,312	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 129,312 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and his daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	129,312
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	129,312
(iv)	Shared power to dispose of to direct the disposition of:	0

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 4,186,857 shares of common stock for which this Schedule is filed consist of (i) 4,057,545 shares owned by Jack W. Schuler and (ii) 129,312 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors.

Mr. Schuler disclaims any beneficial interest in the shares owned by the Schuler Family Foundation.

The Schuler Family Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of sale from, the shares of common stock that it owns.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 411307101	13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

Schuler Family Foundation

/s/ JACK W. SCHULER

Jack W. Schuler, Director